Exhibit 99.1

ATRenew Inc. Announce Appointment of New Directors

SHANGHAI, April 26, 2024 -- ATRenew Inc. (“ATRenew” or the “Company”) (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced that Mr. Mervin Ye Zhou has been appointed as a new member of the Company’s board of directors (the “Board”), the compensation committee of the Board, and the nominating and corporate governance committee of the Board, effective immediately, to fill the vacancies arising from the resignation of Mr. Lijun Xin. Upon the appointment of Mr. Mervin Ye Zhou, the Board consists of eight members: Mr. Kerry Xuefeng Chen, Mr. Yongliang Wang, Mr. Chen Chen, Mr. Mervin Ye Zhou, Ms. Shuangxi Wu, Mr. Jingbo Wang, Mr. Guoxing Jiang and Ms. Rui Zhu.

Mr. Mervin Ye Zhou is a vice president of JD.com (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)) and head of Strategic Investment, responsible for overseeing various investment activities, mergers and acquisitions, and portfolio management for JD.com and its subsidiaries. Prior to joining JD.com in January 2022, Mr. Zhou was a partner and spent over 10 years at SoftBank China Venture Capital (SBCVC). Prior to that, Mr. Zhou worked at McKinsey & Company, a global management consulting firm, from March 2009 to June 2011, where his last position was Engagement Manager. Mr. Zhou received his bachelor's degree in electronic engineering from Tsinghua University, and his Ph.D. in electrical engineering and computer sciences from UC Berkeley.

Mr. Kerry Xuefeng Chen, the Company’s Founder, Chairman, and Chief Executive Officer, said, “On behalf of the Board and the management of ATRenew, I would like to express our gratitude to Mr. Lijun Xin, for his outstanding contributions during his tenure. We are delighted to welcome Mr. Mervin Ye Zhou to the Board. His appointment marks a significant step in our journey, reflecting our commitment to excellence and strategic growth. Mervin brings a wealth of experience in business and finance, which will be invaluable as we continue to innovate and expand. We look forward to Mervin’s insights and are excited about the future we will build together.”

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry. ATRenew is a participant in the United Nations Global Compact, and adheres to its principles-based approach to responsible business.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew’s strategies; ATRenew’s future business development, financial condition and results of operations; ATRenew’s ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew’s filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:
ATRenew Inc.
Investor Relations
Email: ir@atrenew.com

In the United States:
ICR LLC.
Email: atrenew@icrinc.com
Tel: +1-212-537-0461